SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of JUNE 2023
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
President, Chief Operating Officer and Chief Financial Officer

Date: June 13, 202

List of materials

Documents attached hereto:

i) Press release: Position and Policy Regarding Lowering Minimum Value of Investment Units

June 13, 2023
Sony Group Corporation

Position and Policy Regarding Lowering Minimum Value of Investment Units

Sony Group Corporation (“Sony”) recognizes that lowering the minimum value of investment units required for trading on the Tokyo Stock Exchange may be useful in attracting a wider range of shareholders and increasing share liquidity.

Sony will carefully consider the possibility of lowering the minimum value of investment units, while comprehensively taking into consideration its future share liquidity, stock price and shareholder composition, as well as other factors such as cost-effectiveness.

(For reference) As of March 31, 2023, the number of individual shareholders holding one or more units of stock is 335,164. Sony recognizes that Sony has many individual investors. Taking into account the current stock price and trading volume as well as other factors such as shareholder composition, Sony recognizes that Sony has a wide range of domestic and foreign investors, and its shares are actively traded in the stock market.

Note: This disclosure is in accordance with Rule 409 of the Tokyo Stock Exchange’s Securities Listing Regulations, “Disclosure of Lowering Investment Units.” Sony is subject to this rule because as of March 31, 2023, investment units of Sony were valued at a price of 500,000 yen per unit or more.

End of Document